UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41674

Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road
Jin’an District, Fuzhou City
Fujian Province, People’s Republic of China, 350001
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Shengfeng Development Limited, a Cayman Islands exempted company (the “Company”) is furnishing this Report on Form 6-K to report the issuance of a press release announcing that it will consolidate every fifteen (15) issued and unissued Class A Ordinary Shares of US$0.0001 par value each into one (1) Class A Ordinary Share of US$0.0015 par value each, and every fifteen (15) issued and unissued Class B Ordinary Shares of US$0.0001 par value each into one (1) Class B Ordinary Share of US$0.0015 par value each, at an extraordinary general meeting of shareholders (the “Reverse Stock Split”).

The Company’s Class A Ordinary Share is expected to trade on the Nasdaq Capital Market on the post-Reverse Stock Split basis under the current symbol “SFWL” on September 8 (the “Effective Date”). The new CUSIP number for the Company’s Class A Ordinary Share post-Reverse Stock Split is G8117B 119.

The Reverse Stock Split will not modify any rights or preferences of the Company’s shares. Any fractional share in the total number of issued post-Reverse Stock Split ordinary shares that would have resulted from the Reverse Stock Split will be rounded up to the nearest whole number. The par value of the Class A Ordinary Shares and Class B Ordinary Shares will be proportionally increased from US$0.0001 to US$0.0015.

VStock Transfer, LLC, the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Shareholders of record will receive information from VStock Transfer, LLC regarding the transition. Shareholders who hold shares in book-entry form or through a broker or other nominee will have their positions adjusted automatically to reflect the Reverse Stock Split and will not need to take any action. VStock Transfer, LLC can be reached at 212-828-8436 to address questions regarding the exchange process.

A copy of the press release is attached hereto as Exhibit 99.1.

Forward-Looking Statements

Certain statements in this Report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When The Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on March 27, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-291051) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHENGFENG DEVELOPMENT LIMITED

By:	/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)

Date: September 2, 2026

2